Immersed

Dear investors,

Over the past year, Immersed has made remarkable strides in delivering a virtual workplace that truly solves focus and collaboration. We refined our platform, expanded our community, and introduced Visor, our cutting-edge headset that's revolutionizing immersive work (higher resolution than Apple's headset, but 70% lighter weight). Visor has already garnered enthusiastic excitement, attracting new users who share our vision for the next generation of computing. Your support fueled every milestone—thank you for believing in us. We're proud of our progress and can't wait to shape the future of work together.

We need your help!

Share on social media about our latest crowdfunding rounds, help us spread the word about Visor, connect us with potential partners, and contribute user feedback to shape our product's next iteration. We also value introductions to talent in engineering, marketing, and beyond. Your hands-on involvement amplifies our mission and helps us scale more effectively. Referrals and introductions go a long way in helping us expand.

Sincerely,

Renji Bijoy

Founder & CEO/CTO

How did we do this year?

REPORT CARD

A-

☺ The Good

- Hit over 1.3B views across social media with $0 spent on ads (900M views on Youtube alone).
- Thousands of Visors were pre-ordered.
- Over doubled our userbase.

☹ The Bad

- 3-month delay in Visor deliveries.
- Didn't make as much revenue as we had liked due to Visor delivery delay.
- Software revenue stayed linear.

2024 At a Glance

January 1 to December 31



$$$$

$220,413 [32%]
Revenue



-$5,307,684
Net Loss



IOU!

$2,678,785 +111%
Short Term Debt



$5,070,200
Raised in 2024



$1,589,997
Cash on Hand

INCOME BALANCE NARRATIVE


Revenues
Profit
$323,077
-$5,953,404
$220,413
-$5,307,684
2023
2024

Net Margin: -2,408%   Gross Margin: 67%   Return on Assets: -165%   Earnings per Share: -$0.38   Revenue per Employee: $8,477

Cash to Assets: 50%   Revenue to Receivables: 35   Debt Ratio: 98%

Immersed_Inc_2022_Financial_Statements___Audit_Report.pdf

Immersed_Inc._Audited_Financials_2023-2022_-_Alice.CPA.pdf

We ❤ Our 4,337 Investors

Thank You For Believing In Us

Blake Mariage
Laxman Khanal
Narapati Bhattarai
Raymond Brown (Venture...
Angelica Toussaint
Leslie Garcia Munoz
Anne Wenning
Hatem Rowaihy
Jerry Tsai
Ronald Cunningham
Jacob Thomsen
Brian Lowenstein
Cale Gardenhire
Isaac Donkor
Eric Internicola
Ted Chu
Nahiem Hood
Javed Alam
Tom Cochrane
Travis Grace
Jarvis Campbell
Nathan Goromonzi
David DiLoreto
Jennifer White
Leon Boone
Leslie Taylor
Ricardo Cajuste
Logan Gibson

Logan Haire
Rohith Alimeti
Joseph Oseghale
Maria Nenita Gaite
Kameron Stanley
Veronica Johnson
Yasmin Huff
Sunwoo Kim
Chatri Jhunjhnuwala
Morten Hagland Hansen
Jeremy Edberg
Jose Miguel Legaspi
Exel Fairclough
Sujit Jadhav
Wesley Wierson
Patrick Henshaw
Sanjay Ramchandani
Karmel Bagot
Cheryl Waiters
Ava J Owens
Jose Acosta
Lars Anderson
Meredith Webb
Anne Sturgill
Stanley Chan
Bruce LaPlante
Latosha Prayer
Ridzuan Ahmad

Francisco Malafaya
Bryian Tan
Sriram Sundararajan
Michelle Ocasio
Alice Mcquaid
Tanya Deering
Spencer Hahn
David Wright
Subrata PAL
Jefferson Dent
Robert KANG
Vamshi Vangapally
Derrik Oates
David Macario
Peter Harris
Kirit Patel
Sumith Jain
Joel Debique
Troy James
Mike Diaz
J. A
Mohan MATHEW
Nicholas Miyasato
Hiram Wong
Jill Powell
Carlos Cervantes
Quang Ho
John Taiwo Ojoko

Tan Quan Nguyen
Jeremy Miller
Garrett Menichini
Tejesh Tj Mehta
TaShauna Horton
Marisa Trapani
Roger Austin
Paul Sawaya
Scott E Kaplan
Daniel Ha
Steven Gao
Olu Mabogunje
Kevin Pires
Joshua Webster
Alex Lebon
Grey Damien
Jeremy Colon
Steven L Tray
Joseph Apger Sr.
Nancy Ramos
Fowana Terry
William Pennington
Jacob Nelson
Bing Pang
Gregory Rodriguez
Tanesha Honeygan
Vladimir Brichkov
Jeff Lazcano

Patrick Whitney
Jonathan Smith
Jesse Craft
Thomas Z MCGUIRE
J.R. Coleman
Jana MCMAHON
Emilio Martin
Jason Holdsworth
Elton Pereira
Marek Vrba
Yoav Getzler
Bhim Bhattarai
Amelia I Davis
Rickey Brookins
Shumaiya Shaikh
Marquise Brathwaite
Kierre Lindsay
Elizabeth Kalik
Samuel Marshall
Alfred MURILLO
Adric Samuel
Cody Chlebowski
Sean P Stites
Jason G Croft
Melroy Antao
David Schroeder
John Mccarthy
Zhi Wei Cheng

Faisal Fahad J Alotaibi
Birun Balami
Patrick McCarthy
Susan Desilva
Prashant Behl
Keely Jackson
Harish Damodhardas Asar
Herman Venter
Alan Jacobson
Jacob Thomsen
Sean Dougherty
Michelle Laucke
Sharath Ramesh
Nelson A Legaspi
Rumailah Buenavente
Denis Kalugin
Nadia Busey
Rob Lauria
Nolan McMichael
Chris Yerbey
Anthony A Cook
D. William Zero
Joe Thomas
Tejas Mangi
Katherine Blomquist
Ashton Frye
Amos R Henry III
Lawrence Williams

Avinash Kustagi
Daniel Haywood
Richard Ray Chua
Viktor Rogachev
Jasiel Moreno
Joseph Lizyness
Jaime Matus
Steven Pong
Jerry Levine
Christina Johnson
Gary L. Frazier
Anebi Agbo
Martin Pedersen
Bijoy Samuel
Gordon DuQuesnay
Jamey Isom
Iuliia Lozovaia
Gregory Erb
Tag's DAD
Benny M Koontz
Cheri Ann Tipler
Jaya Satya Prakash Allaparthi
Porsha Carr
Michael Bergmann
Lance Bradley
Anitha Ravala
Charles Lindsay
Libby Levin
Todd Perdew
Jay Avila
Kamaldeep Heer
Ebony James
Henry B Harris
Tony Oyiboke
Nokuthula MATHE
Denis Tilong
Roselyn Varghese
Christopher So
Jane Kim
Siam Samad
Nicole Doeden
Khaled Almutairi
Nicholas Fox
Jessica Baker
Joshua T Mathew
Richard Torres
Jeremy Stuart Nuckolls
Prince Joseph
Gwendolyn Jones
Ambrea Pitts
Libby Cleaves
Manoj Oommen
Baron Huntington
Isaac Hachi Roku Solomon
Allison Friedman
Emily Rasmussen
Prakash Kharel
Gary Charles Ventola
Rahina I Zomah
Binoj Jacob
Noble Jacob
Gabriel Williams
Zuhaib Lassi
Tony Mathew
Tim Slabach
Chinta Mani Bajgai
Levi Tompkins
Daniel St Juste
Eduardo Gonzalez
Brian Bailey
Steve Merrill
Martha Tellez
Mark Shaggy Rutherford
Nick Barr
Deepu Jose
Amber Churn
Jensen Joy Cherian
Michael Mack McPherson
David Prorok
Esther Poulose
Jenson George
Robert David Whalen
Kate Nicoll
Harold Chatman
Jenny Koshy
Courtland Welch
Nigel David
Christopher Guarniere
Sam Argillander
Erxc Vicks
Ani Kochiashvili
Alex Paquette
Tanner Guinther
Ryan Burke
Mujo Suljic
Martin Adams
Barry Berkson
DiGennaro Prosper
Debora Monaghan
Ozem Jones
Tom Dolezal
Cody Willard
Mary Currier
Lyle Notice
Cody Pinto
Sean Gibson
Srikarthi Sivasubramaniam
Kekura Musa
Donald Runnells
Arthur Klimczak
Sandeep Dar
Per Erik Vitasp
Kenneth Wells
Randy R Osborn
Alicia Higareda
Leon Dingle
Thomas Caden
James R True
Benjamin Horowitz
Noor Gaal
Michael M Obianigwe
Jamie Ellis
Richard Hill
Kai Leung Huen
Denise McCray-Jones
Alfonso Aduna
Roger Stevens
Dorcas Wilson
Kim Lightbourne
Terence Gould II
Chris Graebe
Osagie Aisueni
Josh Joykutty
Gyasi Massey
Jackson Bailey
Dan Montanez
Adriana Maritato
Courtlandt Perkins
Taylor Freeman
Frank Wallace
Maritza Uttley
Charlie Green
Kennedy Grimes
Anne Varghese
John Brooks Pounders
Yvonne Yeboah
Reuben Lewis
Esther Olatunde
Christopher Huang
Neilda Pacquing
Morgan Elizabeth Menichini
Patrick Kane
Age Posthuma
Glory Jay
Laxman Dahal
Jobin Joseph
Tony M Thomas
Aaron Alex
Thomas Sherman
Justin George
Paul Regalia
Gretchen Hubbard
Jonathan Lo
Treyten Carey
Neal Bosche
Ebiel Camacho
Jacinth Panicker
Redhwan Chowdhury
Alvin Abraham
Paul Choi
Shema Jacob
Cing San Lun
Prince Maliyil
Alan Mathew
Christopher Green
Ben Zino
Michael Foremar
Nancy Mondragon
Maria Katherine Prieto
Bobby Torres
Laura Thomson
Nesto Pinto
Jerry Koshy
Michael Wheeler
Siby Sabu
Tim Gregson
Jeffrey Varghese
Moyin Oluwa Adejumo
Tiffany Koo
Agustin Gonzalez Vicente
Amanda Hill
Geraldo Pilon
Manish Chabria
Bradley L Baker
Roger Blonder
Valerie Griswold
Timothy Dick
Dvir Gefen
Andrew A. Philip
Philip Mathews
Bren Sweeney
BENJAMIN KINCAID
Gaurav Shankar
Louis Peterson
Dennis Chen
Lorraine J Reinhart
óskar A. Hjartarson
Hailey Kilian
Woodrow Wilson
Winston Liu
Zabar Akbar
Nicky Golbahar
J.J Furlano
Arlette L. Phillips Jr.
Liz Ramsey
Sharlean Perez
Lawrence Ayokunnu Banjoko
Kelli Hayward
Chinmay Jayaswal
Robin Cherian
Eric Dameron-Drew
Abraham S Massil
Valerie Johnson
Lloyd Holbrook
Rachel Pigott
Gavin Menichini
Aaron Smith
Tameem Badwan
Neil Desai
D.P. Lambert
Faye Salwin
Paul Horst
Justin Simon
Andy Wu
Craig Curry
Alex Moses
Josh Guerrero
Taylor Perkins
Jeff Abraham
Beulah Smith
Randolph Wright
Henry Nneji
Daniel Mason
Ben Mathew
Corey Vike
Larry Heller
Scott Sala
Merlyn David
Samuel Torres Munoz
Austin Clemens
Ola Johnson
Karim Hemani
Steffin Mamman
Roger Lee Thrasher III
Robert Brooks Jr.
Farhan Saifudin
Jeff Weiser
Shabbir Ali Vijapura
Dirk Sanford
Richard George
Alvin John
Virginia Gleason
Jaivi George
David Douglass
Bernard Hyppolite
Stephanie Geevarughese
Karl Taylor
Nicolas Gallet
Aleksandr Vinokurov
Yasmin Rahman
Rod Leonard
Tracey Porter
Quran Morrow
Luke Gwaltney
Seena Mathew
Tomoyuki Kita
Karla Torres
Jeffrey Powers
Sarah Pasquale
Alwin Alexander John
Mohit Arvind Khakharia
Namdeuk Kim
Nicolas Radin
Mats Hultman
Yevgen Bobrovskyy
Raul Torrenegra M
Ricardo Stieglitz
Dan Herrin
Dennis Ramos
Keith Davis
Tatiana Griffiths
Sean Hanagan
Chaim Yoel
Kuriachan Udupp
Cassidy Sanchez
Terry Genners
Leroy Young
Christy Johnson
Roger Evans
Felix Nwokolo
Rachel Baygboe Heermann
Caroline Saunders
Russell Xavier
Frank Rodgers
Cath Clayton
Tom Wright
Massimo DiMeo
Andre Harrell
Micah Hensley-Lust
Ty Ron Robinson II
Milena Jozic
Jannette D. Street
Christopher Onwuka
Pankaj Sehgal
Elvis Lloyd Kawahara
Jay Long
Norman Kennedy
Robert Paxton
Cassie Greutman
Richard Midgett
Chase Giles
Nathan Settembrini
Bradley Waites
George Bijoy Chembakaseri
Jeswin Thomas
Erika Brown
Joel George
Matt Eltringham
Pramod Mathews
Scott Ellis
Marvin Mathew
Kat Kalman
Tyler Collins
Jonathan De Armas
Charlene Myers
Catherine Uballe
Luke Andrews
Saajen Kumar
Ben Paul
Rachael Reed
Adrian Gonzales
Bobby Thomas
Nicolás Mejia
Ifeoluwa Oyewumi
Nolan Mast
Phil Collins
Madison Keller
Vineeth Alexander
Elaine Garcia
Glenn Joseph
Salima Khimji
Shane Kevin Cross
Isaiah Immanuel Fountaine
Justin Anchanattu
Matt Albrecht
Scott DeVito
Cal Harris Jr.
Benjamin Mathew
Roa Juan
Lyndia Lipscomb
Brandon John Crain
Christa Abla
Bubba Mathew
Stephanie Panicker
Ashley Ninan
Christopher Ingram
Sahil Gilani
Jelani Pinnock
Trevor Dixon
Sara Mj
Marvin Mathew
David Kvist
Tom Whaley
Kevin Fnb
Royal Burton
Mohd Akmal Bin Md Adnan
Omar Mendez
Matt Unrue
Eric W. Harding
John Daniels
Chakrapani Innamuri
Kjell Kling
Terry Alldredge
Prasad Bagewadi
Robert Holder
Patrick Spaulding Ryan, PhD
Brad Kessler
Srihari Belur Ramaprasad
Reeba John
Kristin Retherford
Mical Salmonson
Kanaiyalal R Madhvani
Daniel Ortiz
Melvin O'neil WALLACE
Laurent Shumbusha
Lisa Bright
Manuel Beltran
Robert Ritch
Kevin Rivera
Kaushik Patel
Ramon Sacal
Johnny Linebarger
Allen J Gebert
Jep Cain
Sarah York
George Spalding
Bryant Lee
Subhash Narayanan
Emil I NNANI
Shaligram Sharma
Andrew Lake
Tyrone Riley
Vincent Scott
Vishal Madan
Martie Pineda
Krys Henry
Shaun Meyer
Holly Islam
Antony Muitungu
Wilfrid Jean-francois
Daniel Joseph Thangavelu
Stan Philip
Taron Lizagub
Tom Barrett
Rick Casteel
Kurt Yazici
Jensen Geevs
Richard D. Varghese
Lalit Devraj
Chris Woolfe
Jon Stallsmith
Viji Kuruvilla
Vincent woodson
Erick Fuentes
Andrea Gandica
Sanjeev Anand
Nick Hui
Naveen Kumar Dakoju
Oluwafemi Ake
John Giles
Liz Cheung
Geo Mathai
Jessica Thomas
Calvin Chacko
Joshua Davis
Lijo Mathew
Presley Paul
Sameer Ghulam
Jenson Mathew
Nathan Sudds
Josh Kuruvilla
Bejoy Titus
Mark Mancao
Quentin Smith
Robert Sterenchak
Shawn Mathew
Joan Rodríguez
Sandy Varghese
Sara Ovando-Bowen
Alex Palathinkal
Glenn Payne
Jonathan Abraham
Leah Johnson
Ruthe Terfie
Rajiv Sud
Desmond Leo
Dion D Williams
Erica Emmanuel
Jerry D. Boyette
Josh Francis
Dillon Peterson
Christian Verwiebe
Natasha Dixon
Alan H. McNeil
Qiang Chen
Robert Fleury
Robert Porter
John W. Fiege
Sadhasivaraj Nadarajan Malathi
Michael Mooring
Badal Haider
Christine C Groethe
Stephen Gellatly
Janusz Toczko
Gavin Cowie
Gregory Burris
Mervin Mohamed
Muthu SANKARAN
Rosalie Vallesterol
Naresh Ravi
Brahama Kroma
Kapeesh Bhaghavathula
Trippy Jack
Jackie Frederick
German Q Cruz
Richard L McNelly
Willis Blakely
Durrel Lewis
Alex Bondoc
Hector Mejia
Mark Safko
Randall Cook
Simon RAYMONDE
Jerry Harper
David Pedersen
Eric Jaden
Antonio R Arrendell
Regina Smith
Douglas Lughas
Travis Shore
Nicholas Garza
Jason Mathew
Kyle Schiltz
John Swiger
Luke Thomas
David Ebung Umo
John Reilly
Ben Chu
Sean John George
Claudette Brewer
Ria Mathew
Matt Simon
Austin Edwards
Joe Eappen
Harit Patel
Stan Panicker
Martha Sugra
Nija Thomas
Adele Van Rooyen
Cole Mitchell
David Lloyd
Bobby Mathew
Hannah Sillars
Kelvin Cox
Emeril Severin
Odaro Aisueni
Lisa John
Benito Salazar
Jobin Thomas
Marc Chaffee
Edwin Chandapillai
Chris Chil
Libin Abraham
Abel Augusthy
Rose George
Qaashif Ventavis Panjwani
Kyle Jackson
Jobi George
Darius Melvin
Jonathan Hockman
Ivan Galchenko
Jeremie Jake Harris
Americo Gomes
Logan Batson
Fredy Trinidad
Merin Minch
Massimo Merighi
Jeffrey Pereira
Connor Gwaltney
Ana Johanna Bustos
Jesu Joseph
Joel Johnson
Andrew McElhenny
Dustin Franklin
John Parrell
Tuai N AUVAA-MUA
Oscar Sandoval
Manilal T.
Morgan O'Rourke
Moses Gonzales

Mathew Chandy
Tyrone Arrington
Zack Carden
Nidhin Mattappally
Jeffrey Metzger
Jim Craddock
Craig Fryar
Alex Brown
Zachary Coloma
Mitch Haraburda
Andreas Holm Nielsen
Sacchin Thomas
Uche Ebokah
Andrew Ciesla
Collins Nwosu
Lance Jones
Ben Abraham
Kimberly Lewis
Eugene Pastore
Matt Drillman
Kosta Popoff
Yong Shi Kuo
Makeisa Swaray
Jennifer Newbauer
Mark Anderson
Jenny Lauderdale
Joseph Spradley
Matthew McKnight-Moses
Erin Schmick
Robert P Farhat
Brian Lipscomb
Kc Embrey
Silvan Schmid
Roderick Herron
Duke Duncan
John Mathew
Victoria Limon
Jenn Serra
Zachary Kessler
Cs3 CREATIVE
Jamari Johnson
Shahzad Pirani
Charles Stallings
Jobin Thomas
Justin Mathew
Piper Adamian
Ryan McGoldrick
Reema Askar
Philip Varghese
Shibu Oommen
Pamela Lee
Santhosh Mathews
Stefan Ueltzhoeffer
Roshan Simon
Mark R
Grif Palmer
Isaiah Easo
Sam George
Justin Jose
Reginald Eugene ROUZARD
Roman Burymskyi
Emma Velazquez
Jason Nolley
Keith A Leitich
Murali Vaidyanathan
Timothy Rejeev
Sai Kumar Yerubandi
Ingrid Robleto
Omar Raman
Clyneice Chaney
Alexandre Serviès
Matias Leonel Sanchez Pedrosa
Chris McCutchen
Bob Grieb
Rishabh Banga
Fabien Vernaz
Peter Talbot
Juan Heredia
Rodrigo Lima
Thomas Riedl
Razvan Marescu
Joshua Ganino
Mariah Paredes
Shaun Buck
Marie Noel Nono
Shrinivas P
Sathish Gopalakrishnan
Russell Kriewald
Michael Hankins
Cindy Frost
Eli Cho
Sean Donohue
Evergista Stoddard
Michael KRANTZ
Jenn Graham

Tiru Mangalarapu
Stefano Klett
Stefan Dirnstorfer
Wen Young Li
Ck Allums
Kishan Patel
Nilanjan Basu
Douglas JORDAN
Mikey Scimeca
Adam Reuss
Stéphane Davezac
Carl Hekkert
Clement Utuk
Calvin Hines
Katrina Gatuz
Laquette Jackson
Renee Bell
Christopher Tarantino
Darryl Clay Jr
Michael Abdelahad
Anothai Polo
Stephen Yuan
Andrew Snyder
Jim Chung
Tom Nguyen
Tal Charnes
Kelly Kubicek
Kyle Humphreys
Justin Buzzard Sr.
David Orta
Raymond D JAMES
Aaron DPenha
Wayne Ohlrich
Richard Llaca
Surendra Yadav
Anthony Cockcroft
Steven George
M J
Hồ Nam Nguyễn
Josiah G.
Joseph Dunne
Stanley John
William Campbell
Wins Thomas
Ty Combs
Melodie Streety
Joseph Pinkerton
Jijo Jacob
Brandon Koletsky
Steven Thomas
Naoki Yasuda
Raanan Weber
Mihail Vratchanski
Jens Schmidt
Andrea Natali
Noel Mathew
Allyson Perko
Randal Stone
Sarath V
James Baggs
Glenn Hines
Alejandro Mendez
Dan Schuessler
Richard Harverson
Jake Gutstein
Randy Spangler
Shyam Garg
Eric Channey
Patrick Guei
Ricky Anderson
Miguel Guerrero
David Griffin
Mithun Gaddam
Mit. B.
Jibin Varghese
Jacob Roberie
Melissa Said
Aabhas Zaveri
Daryn Kuhle
Seth Parsons
Brian P
Nick George
John Cassapo
Moshe Guthertz
Ryan Rixon
Jay Cowan
Reina Aguilar
Joe Klahorst
Anthony O'Neal Jr.
Tina Laningham
John Mburu
Samuel E Etta
Jacquelyn Ervin
Nathaniel Waldeisen
John Hwung

Timothy Easter
Naomi Maldonado
Anton Golubtsov
Jesus Adrian Garcia Gonzalez
Bobby Samuel
Ivan Prince
Bhavik Praful Sheth
Linta Samuel
Sophia Jacobs
Jalen Fields
Fabian Eppler
Ed Gold
Milton T. Nettles. Ed.D.
Cynthia Gillespie
Hammy Tone
James Pickett
Damien Iweins
Pascal Lagesse
Austin Peter
Stephen Nagler
Adam Eastcott
Jibin Thomas
Jerry L. Sharpe
Staci L Rae Myatt
Nicklesh Madoori
Jeffery Gray
Abdella Shukur
Chinaedu Unaegbu
Kandi Clark
Francisco J Andrade Venegas
Amarinder Grewal
Danny Ritchie
Anton Staroverov
Broadshade Investments
Bob Christensen
Norman Lerchen
Justin & Evelyn George
Miguel Calderon
Dave Boucher
Folusho Adeyemi
Yuichi Okada
Alyssia Burton
Duy Dao
Jake Ayo
Gary Tiller
Kodi Walker
Arun Koshy
Brandon DeMarco
Brian Burress
Sean Winner
Jett Durham
Matt B
Benj Miller
Justin Hughes
Mathew George
Jonathan Castro
Bejoy Titus
George Thomas
Gladson Paul Sam
Olusayo Lawal
Luis F. J.G.
Johnny Chica
Charles Bowie
James Harvey
Jose Graciano
Junior Herman Ducatel
Joanne Tang
Jeremy Varughese
Alysha Alimohamed
Alberto Cortes Gonzalez
Sai Kiran Burra
Gilbert Nwaopara
David D'Antonio
Shawn Whitaker
Randall Quisenberry
Malcolm Silberman
Matthew Wagenfer Sr.
Lloyd Jackson JR
Kristine Meek
Yousuf Shah
Philip C. Wheatley
David Brown
Domenic Gigliotti
Manish Kakati
Noel Abraham
Khurram M
Jessica Trites Rolle
Lisa Morrison Wiece
Jesse Williamson
Omri Friedel
Nage K
Nicole Forrest
Cheryl DeAvila
Ralph Cecere
Gboyega Ake

Jonathan Lott
Travis Moore
Danny Leiva
Michael Nagrampa
Sam Nehmat
Steve Joseph
Jennifer Samuel
Kyle Fogarty
Justin Johnson
Bobrovskyi Dmytro
Giliane Busato
Adam Alpert
Nicolas Suarez
Nikki Truong
Shamus Wheeler
Marcos Mejia
Gabriel Ochoa
Bogdan Art
Vandal Tran
Damien Iniguez
Foo Kwan
Lennart Pomreinke
Bryan Ollila
Sascha Beinert
Huy Nguyen
Devon Gunn
Shezadi Charania
William Laska
Chris Baudo
Teaila Kidd
Cornelius Chapman
John Murphy
Kenechi Egbuna
Adonis Patrice Folarin...
Lior Zysman
Evan Kestenbaum
Colby Maier
Robin Simon
Sheabin George
Oscar Golf (Oggie Hall)
Ugur Erol
Chris Paul
Jamel Jenkins
Jason Heinicke
Ryan Trotter
Darlyze Calixte
Ramny Perez
Joseph Dunne
Tom Baldwin
Andreea Wilcox
Alexander Seiger
Tony Tonni
Asha Jacob
R Chirayath
Vinny Seiter
Mathews Joseph
Michael Yang
George Constantinides
Christine Tuller
Tosin Kolade
Alvin Thomson
Xavier Navarrete Delgado
David Olaniran
Judith Jenkins
Nicholas Wilson
Jeff Weiser
Flamin Fires
Manoj Choudhury
Joseph Agnelo Skariah
John Mark Mathew
Marina Koren
John Royliston
Tommy Trinh
Reg “Mr Least” Pugh
Ethan Marsden
Josh Gamble
Daniel Ellwood
Jonathan Da Situation Plezures
Jessica Wagner Kan
L A
Andre Stewart
Jacob Sutton
Vanesa Abar
Justin Meyers
Kalyan Siruvuri
Eric Chapman
Joshua Cheong
F Lopez
Todd Komanetsky
Benjamin Trees
Roshan Joshi
Raymond Hayes
Patricia Gutierrez
Subhash Khatri
Hal Aaron Davis

Arthur Richardson
Daniel Raubenheimer
Dharmendra Prasad
Shawn SCOTLAND
Morgan Nix
La Tanya Bynum
Noel Manu
Pham Thi Huyen Tran
Lakshman Diwaakar
Robert Rothermel
Nitin Arora
Trish Charehwa
Lucas Alvarado
James Bhai
Zafar Karimov
Donald Culzac
Katherine Erbeznik
Maria Paz Gillet
Mike Kahn
Barry Gerdsen
Packy Hill
Karim Makarem
Jeff Broffman
Todd Benson
Edward Naugle
Joey Fry
Stephen Hatez
Edward Knox
Claire Dodin
Aaron Swier
Aaron Paul
Sumanth Narra
Ali Charania
Douglas Edward Jones
Jason Smylie
Mark Phillips
Derron Jones
James Christian
Jaime Joseph
Paul Drake
Jeswin Thomas
Eli Brown
Colt Kraczek
Lambert Thomas
Jacob Petersen
Preethi Subramanian
Rebecca Joseph
Daniel Varghese
Mithun Abraham
James Mathews
Daniel Oomman
Raj Alairys
Matthew Zygowicz
Chris Rutledge
Hen Su Choi
Rejina Koshy
Jaman Heslop
Jaime Veira
Hello Man
Matt Mundanchira
Bryan Banks
Raj-Sachin Bhakta
Chad Fishell
Christopher Rocco
Tyler McIntyre
Aaron Anthony
Orhan Mehmedov
Kyoda Kohei
Bahadir Ozkurt
Garry Gonsalves
Stephon Bernard
Jonathan Ortiz
Nofisat Alabi
Yunying He
James Mizuki
Cristian Nicoara
Jeffrey Petersen
Billy Malady
Edmund Kim
Chris Pera
Iordache Cosmin
Andrew Dudish
Divya Mehta
Thomas Nicholson
Tesfu Tesfazgi
Samuel Johnson
Jay Fortune
Derek C
Kit Navock
Dinesh Kumar...
Ruben NALBANDIAN
Doreen Gigante
Joven SALA
Lawrence Duke
David Vrba

Richard Cohn
George Wang
Mitchell Phelps
Xochitl Ayala
Kim June Woo
Justin Hardin
Tia L A Brown
Adrian DelAngel
Lia Yamashita
Simon Emaikwu
Chelsea Herron
Derek White
Melinda Starbird
Johnny Cova
Fred Muench
Hussam Almulhim
Ian Burridge
Lee Seung Jae
Rohit Singh
Brian Jason Bailey
Zach McColgan
Johnathon M. Horner
Chad Yoas
Nadim Kattan
Jon A. Ravenholt
Gillie Abdiraxman-Issa
Patrice Patrick
Julio Cesar Bolivar
Brandon Mack
Jesse Thompson III
Leidy Gandica
Aj Fiege
Amitabh VERMA
Jefrey Joy
Abdulaziz Alrashaid
Omkarnath Prabhu
Wellington Cabrera
J J
Joel Anthony Walley
Confidence Udegbue
Elizabeth Ward Santana
Rohin Thomas
Jim Carroll
Ado Becher
Dany Benjamin
Kristalyn Bruno
Nathan John
Austin Owens
Mathew Sabu
Sushant Vohra
Tanner Guinther
Ford Knowlton
Ricardo Sanchez
Roshen Samuel
Lokesh Bhatia
Anil Polaki
Shawn Oommen
Heather Flanagan
Lucian Melendrez
Jeremy Castillo Vargas
Tomi Illikattil
Raghunath Kottamasu
Rahul Kripalani
Chesting T
Selvin Pulickathottiyil
Bijoy Thomas Chandy
Saw 21.com
Gokul Naidu
Jorge Sánchez Parra
Philip Belz
Musa Akinleye
Jerry Brown
Claudianus A
Jason Ludicke
Tapaswy Muppaneni
Angel C
Andrew Bryan
Kailash Gupta
Vinh Nguyen
Jason Swerling
Petru Seracin
Eric Williams
Steven Crain
Nancy Hasle
William Casey
Zvi Goldberg
Carson Coon
Joshua Kurian
Binu Kunjummen
Calvin Nguyen
William Tuzin
Karen Elizabeth Villamar
Michael Amoroso
Morris Gelman
Marcia Ellis

Belinda Quach
Michael Lee Strait
Gregory K Plambeck
Narayanasamy Rengasamy
Paul Woodburn
Thomas Idiculla
Otis James
George Mower
Jill Way
Jeffrey Seidel
Kevin M Shea
Hellen Mbithi
Indranil Sengupta
Damien McGhie
Omorie Mckell
Raymond Rodriguez
Govindarajan Umakanthan
Kenneth Heiler
Robert Nay
Gene Putz
Suhel Ahmed
Leslie Varghese
Mac Mascorro
Orlando Vela
Madhav Srinath
Blake Choisnet
Benjamin Sanders
Ethan Sanders
Georgy Varghese
Allen Osorio
Sherly Abraham
Cooper Williamson
Nathan Willems
Rachel Saputro
Rajendra Pandey
Bessy Thangavelu
William Mettil
Vermeer Grange
Eduardo TAPANES
Kendall Rankin
Ali Jabry
Melisa McNutt
Nick Sasfy
Ian Ash
Roger Cordero
Samario Torres
Juliann Spence
Jeena Kurian
Alan Anchanattu
Liffy Varghese
Daniel Cooper
Richard Opara-Ndudu
Robert Thompson
Dana Reinart
Arthur Choe
Yosh Schulman
Mary Ann Nichols
Robert J Chauncey
Alexandria Swift
Cecilia Hermes
Erik Ortiz
Davonda Smith
Sherry Everett
Josh Reed
Vincent A Marin
Julia Clanton
Earl And Mihia Mells
Brigette Kidd
Nelvin Johnson
Michael White
Ronald Eric Howell
Kunta Little
Antonia Davey
James Wolfe
Chinnamma Varghese
Davinder Sharma
Bryan Campbell
Melissa Ballard
Daniel Yuan
Charles Joseph Canalizo
Stephen Weller
David Martinelli
Avinash V Deshmukh
Sulexan Chery
Eduardo Gutierrez
Ebenezer THANGAVELU
Randall Harris
Joshua Christman
Milam Wentworth
Yongfang YE
Kayode A Adeniyi
Rex Joseph
Robert H Jeffares
Ken Hayes
Jeremiah George
Bethsheba Zebata

Adam Hashemi
Chris D. Busick
Kaleeswaran Jayakalimuthu
p Pet
Amy T Mintner
Jack Fox
Kanishk Dugar
Luke Rosedahl
Derek DIAKUN
Kumar Natarajan
Vinamra Singhania
Jabor A. AL-Thani
Prasad Matti Rao
Moonshot DisruptX
Alex Rosenbeck
Daniel John Gibbons
John Passananti
Christopher Adjoodani
Bilal Maqsood
Michael Rich
Brian Smith
David Craft
Lars Yoder
Alejandro Vela
Abiy Kaltiso
Nelson Davis
Githin Varghese
Joey and Cait Kelly
Richard Mokuolu
Robi Ramey
Daniel Kelly
Ashley Wenger
Laverne Parker
Heather Henderson
Yuliang Ruan
Ryan Allen Kristensen
Boby Thomas
Andie Tester
Brendan Tighe
David Cazares
Patricia Fromer
Sam T Samuel
Víctor Vergara
Robert Bergman
Diego Flores-Alvarez
Alexander Borges
Hunter Bingham
Lee Gabardi
Sabrina Thompson
Lawrence Chan
Jessica THOMAS
Alexander Slack
Erroll Keller
Alan Burt
Sharon Thomas
Cameron Walker
Alexander Griffiths
Cade Galyean
Javier Ortiz
Cynthia M Craft
Brian Victor
Nivin Kurien
Vincent Nwobodo
Karl Jonsson
Nancy Anne Chapin
Ashwini Thoutireddy
Michael Mogg
Emily Phenglavanh
Amy T. Roetschke
Zenaida San Felipe
Justin M Philip
Maurelle Cleaves
Andrew Breyer
Felicia Haynes
Vincent J Collins
Maria Alappat
Amy Walker
Elizabeth Tran
Marionna Perry
Maxwell Heller
Lakshminarayana...
John McGeehan
Michael E PARKER
David P. Scott
Steven Kramer
Gary Tiffan
Rejoice Boney
Andrew Nobbay
David Peterside
Michael Kaloydis
Dean Lindo
Natalie Sims
Bo Jeffares
Noel Jacob
Joshua Schulke
Anitha Itty

Miles Parker
Tuan Dinh
Timothy Dickens
Eben Abraham
John R Rust
Brian Lakin
Tom Fulloon
Godley Varghese
Glenn A ZAJIC
Jay HU
Bree Bree
Alvaro Nieto-Donnelly
Geoffrey Lordi
Srikanth Nagandla
Ronald Lieberman
Howard Isaacson
Tuan Anh Bui
Ridesh Kumar Kumaran
Darragh O'Shea
Michael Gavlak
Robin Nicéphore Loisel
Dominic Cruciani
Michael Cruciani
David Biber
Christopher Terry
Raymond Hooks III
Lesly M Thomas
Juan Hurtado
Nicholas Messmer
Shanna Williams
Joseph Grano
Earlvin Solomero
Tucker Hargrove
Katelyn Tighe
Hari Dahal
Nikita Cherian
Ram Bhattarai
Marvin Simpson
Hien Lam
Tarun Patel
Christina Varughese
Ben Meadows
Binoy Samuel
Noel Abraham
Edgar Valencia
Earl W Wagner
Kevin Varghese
James Samuel
William Losier
Gregory F. Tarnacki
Jobin Mathai
John Jacob
David Walker
William Kendrick
Subin Joseph
Andres Martinez
Jason Joseph
Isai Navarrete
Erica Williams
Jacob Leenders
Vanessa Moss
Ramakrishna Reddy...
Melissa Theodore
Gregory Pugh
Nicola Cleaves
Pamala MEADOWS
Brooke Hawkins
Sudhakar Muthyala
Jon Aaron Howell
Haley Dunham
Aaron Wright
Britany Walker
Michael Hayes
Jeff Huelsbeck
Grant Elliott
Brenda Chae
Melissa Givvines
Binoy Samuel
Valerie Leconte
Nathan Leary
Alexander Fry
Pamela Anne Schneider
Deven Patel
Mj Abraham
Royce Cyriac
Gary Cruciani
Isabella Borsato
Raju Angani
Tunde Ogowewo
Dane Wayman
Christopher Vollo
Stanly A Johnson
Jerrin Easo
Pamela A Floyd
Vinod Itty
Mathew Philip

Aashish Ahuja
Hira Vishwakarma
Ozzy Akay
Robert Shields
Miguel De Jesus Correa...
RAMON PASCUAL
Jim Jensen
Lillian KATHUNGU
Khim Khith
Denmis Walker
Stella Szostek
Ankush Grover
Vivek ANAND
Cambus Williams
Richard Cristancho
Shashi RANJAN
Alfonso Quiroz
Windy Jay
Steven Rogers
Parvez Karim
Pat Libby
Matthew Vanderbloemen
Kristen Niethamer
Stephen Halford
David Halford
Venkat Varada
Chris Ernest
Jordan Walker
Chris Mathew
Paul Kim
Elias Rebollar
Sedona Cheyenne Skye
Shane Gothman
Cameron Sweeney
Dilip Rao
Eric Kuck
Nathnael Bulcho
Dennis Hendricks
Alvin Benjamin
Ajiri Obaebor
Sydney Bryan
Terri Walton
John Yancey
Roshen Thomas
Mabel Aisueni
Megan Robison
Toph Lawley
Janet Mathew
James Phillips
Ananta P Khanal
Rebekah Dorworth
Bennett Abraham
Jarrett James
Robby Broaddus
Stanlin Alexander
Kendall Ayers
Grant Galyean
Binoy Samuel
Jacob Brown
Sharath Bhat
Kevin Moturi
Chinnamma Varghese
Makenzi Cotton
Anne Miller
Eunice Devis
Tanner Milson
Davis John Abraham
Damani Scarlett
Dexter BREWER
Camille Hardman
Matt Schroeder
Samantha Wingfield
Olamide Komolafe
Nalini Sridharan
Jennifer Hammock
Barbara A. De Loach
Katie Johnson
Diane K Kuecken
Ashlie Brewer
Greg Tiffan
Vinodh Rajagopalan
Ade Adeoti
Suchai Gumtrontip
John Brooks
Sanjay Shah
William Trees
Evelyn Botwe
Bradley Jacoby
Harleigh Millican
Binny Koshy
Tatiyana Cure
Justin Kallickal
Bincy Rosben Varghese
Simu Thomas
Oren Hashemi
Megh Bhattarai

Joseph Harrison Hart
Nagaraja Muppavarapu
Averri Sinkshous Peterson II
Carolyn F Hernandez
Johnny Norred
Andy Chimicles
Jonathan Silva
Lakeisha FRANKLIN
Arturo Silgado
Victoria Cabanos
Tabitha Ndungu
Stephen Andrew Hearn
Michael Plath
Kristi Hightower Godwin
Philip A Cristancho
Enrique Perez
Jaime Padilla
Ali Diallo
Steve Sarno
Zulfikarali H Lalani
Caleb Trees
Justin Stewart
Akshay Umashankar
Lindsey BIber
Eric Phelps
Jeremy Reyes
Katherine Williams
Kimberly Sifuentes
Patrick Mayo
Oliver Osorio
Michael Sloan
Kelsey Tomlin
Jonathan Thangavelu
Bhesh Mainali
Daniel Bernardi
Allyson Julian
Susan Ballew
Clement Ho
Alex Benjamin
Alliyah E. Gary
Aniefiok Ebong
Christy McGriff
Stanley Thomas
Laurie Bergman
Shan Varghese
Charles Dickson
Jacob Jones
Joshua Jiang
Yusuf AKINBADE
Karna Khar Khanal
Mary Caruthers
Jestin Alancheril
Bobus Mathew
Abel Kurian
Elisabeth Chauncey
Hsien Wang
Jaison Joseph
Johnny Galyean
Larame Spence
Caroline Alemany
Devin Baptiste
Tesia Thomas
Nicholas Williams
PRAKASH CHAVDA
Naomi Babu
Karthik Avadhanam
Cole Irwin
Lynsey Bailey
Erica Martin-Walker
LESTER DE PERALTA
Armando Carpio
Raquel Reyes
Michael Rutledge
Seung A Han
Jan Kucera
Mallika Rai
Angela Hawkins
Yonathan Tadesse
Candice Anderson
Renald Jean-Philippe
Brandon Olson
Hee Yew Yii
Ramesh Maddipoti
Kaushik Suchak
Mark McClendon
Calvin Spears
Catherine Adewoye
Rajarshi Nigam
Robert Knott
Ake Bolaji David
Benita Mathew
Sam Kelly
Joel M Mathew
Stelin Johnson
Vignesh Kumar Sathyamoorthi
Akinkunmi Oke

Lex Nemzer
Randall Schwartz
Srinivas Palavarapu
Jack A. Atkinson
Ferdinand SALVADOR
Samantha Babinec
Rashida Perigrino Braimah
Heather Connell
M.V.Sasi Kumar
Sherri Williams
Richard HALPRIN
Steven Wong
Dhiraj Adya
Anya Tai Evans
Willie O. Holt JR.
Justin Pisano
Crystal Van Dyke
Murray Wills
Carlos Barron
Marleny Franco
Josh Trees
Cameron Weinert
Lauren Tiffan
Grant Stewart
Christopher Samuel
Elson Alias Mathew
Asia Hutchins
Jeremiah Lindsey
Lipsa Sarangi
Peter Samuel
Sultan Shafei
Nina Desai
Ricky Desai
Boris Perez
Grace Veker
Joshua Cherian
Juan Valencia
Jesten Abraham
Caroline Graham
Akhil Kumar
Dara Adeniyi
David Ash
Reed Joyner
Brendaé McKinney
Scott Sternloff
Breaunna Osorio
Sami Ibrahim
Erin Gorsline
Eric Hunter
Madhav KHANAL
Aldo Lara
Lesley Chen-Young
Travis Pham
Stanley George
Noel James
Kent Coffee
Randal Thomas
Bejoy George
Kerry Geary
Morgan Wright
Amichay Giuili
Merlin NJOYA
Obehi Idiake
Tina Roher
Selina Escobar
Michael M Rocco
Kokwe Yebovi
Elizabeth Bangura
Vivian Cruz Nieves
Josh Philip
Patrick Yang MacDonald
Leslie Rocco
Michael Ekwale
Eugenia Miller
Rebecca Vaught
Chadon Woods
Alexandra Huebner
Pratik Bengali
Sameer Sawaqed
Rafiq Ahmed
Jeremy Biron
Richard Campbell
Darlington Etumni
Darrell Keeling
Timothy Lin
Solomon Esekheigbe
Kishore Anjaneyulu
Klas Wikblad
Jim George
Joshua Samuel
Benjamin Mathew
David Raju
Narendra Gayam
Noah Scharchburg
Joshua Stephen
Yuhan Hu

William Runcie
Julio Kim
Zain Lodhia
Chris Murphy
Lynda George
Domingo Guyton
James Kunnacherry
Shonith Stephen
Ernest Burton
Steve Philip
Rohit George
Jerry Mathew
Vijay Mali
Sherin S
Chrisfin John
Gilad Oved
Zahed Hossain
Kevin Jogn
Rony Varughese
Bryan Harris
Quentin Lawrence
Stanley John
Aroush Anis
Christina Punnoose
Ventures xTheMachine
Cheryl Stukey
Ryan M Scanlon
Mini Thomas
Dj Douglass
William Wehner
Scott Birch
Sunita Abraham
Simone Zorzi
Philip Varughese
Chester Nwachukwu
Abey Thomas
Brandis Jennings
Donovan Watts
Christopher Daniel
Nihar Nanavaty
Paul Wilson
Tina George
Albert Lardizabal
Adewale Oyediran
Xavier Cisneros
Sonali Sundararaj
Lylalynn Moevao
Susan Priest
Sandra McAllister
Bibin Cherian
Luke Thompson
Greg Smith
Jenneil L James
Reba Joseph
Jerin Oommen
Steve Mason
Jeremiah Johnson
Enoch Appathurai
Joffie John
Shannon Cornelius
Justin Vaidyan
Kevin Lindahl
Joel Kannath
Mathew Job
Tom Mathew
Gina John
Parvinder SIDHU
Parth Chaudhari
Badari Kommuru
Allison Jacobi
Grace Jacob
Mary Thevatheril
James Valloor
Wesley Ruiz
Reginald Bailey
Joel Newman
John O'Connor Gwaltney
Elizabeth Ifill
Neal Abraham Thomas
Blesson Mathew
Sam Daniel
Jonathan Wallace
Susan MATHEW
Robin Mwongera
Jeffrey James
Moses Pacheco
Shereene Manimala
Ben Thompson
Nathan Trotter
Steven Thomson
Daniel Loflin
Dameon Nanocchio
Kendrick Mccomb
Steve Barnett
Scott T Mendell
Sheeba John
Angela M EKERN
Chris Jose
Tanvir Rahman
Catherine Schram
Bincy Jacob
Sarah Johnson
Oghenereke Jarikre
Jonathan Itty
Stanley Thomas
Mitchell Johnson
Sterlin Samu
Katie Herdman
Adedeji Fajana
Mathew Joseph
Travis Poppleton
Shawn Thomas
Bryce Cinquemani
Kezia Mathew
Michael Mathew
Santosh Gatla
Adam Frank
Bruce Bolick
Ashley Kuruvilla Esq
Abie John
Anu Koshy
Thomas Blanchard
Allison Adkins
Camille Douglass
Charles George
Joseph Schulz
Duane Mixon
Aleksandr Stepanov
Mariamma Kurien
Jenu George
Sheena Johnson
Leslie Thomas
Anish Abraham
Katherine Gomez
Philip George
Abraham Philipose
Arly John
Richi Thomas
Sneha George
Jason Varghese
George Campbell
Tom Porte
Josh Harvey
Lorenzo White
Michael John
Jennifer Beebe
Dustin Yang
Nael El Khatib
Christopher Gulliver
Caleb Wheeler
Tomy Abraham
Alyssa Gratil
Michael Bonner
Robert D Nock
Jobin Varughese
Susan George
Charles Kannath
Deondra Lovett
Gibsun Sunny
Tatenda Makuvatsine
Jacob Samuel
Litty Thomas John
Shelvin Sam
Shaquille Greene
Toriano Mayo
Jennifer McDonald
Uriah Morrow
Rick McLean
Peter Lac
Danny Thomas
Jesse Espaillat
Kaitlyn Samuel
Ebunoluwa Lesi
Lizzie Noumi
Mark Williams
Justin Thomas
Alex Burke
Mathew K Mathew
Robert A Stewart
Joby Alexander
Feba Abraham
Manoj Kunchala
Alan Kurian
Daniel Perumal
Jane Thomson
Jordon KOPRESKI
Marcel Clopton
Kimduong Duong
Richelle Ivey
James Manalel
Stanley Sunny
Antigone Cox
Justin Jacob
Megan Moore
Theophilus Abah
Dennis Scheidt
Sameer Merchant
Jacqueline Marciante
Alan Mathew
Kenneth Camp
Jania Henderson
Dylan Cross
Joshua Thomas
Seth Wright
Ken Cohen
James Samuel
Immanuel Umoren
Pankaj Lal
Manoj Mathew
Jason Mathew
Tristen George
Robert George
Sam Green
Bryan Price
Angeles Siarza
Robin Cherian
Brayden Lee
Henry Wu
Preena Cherian
Sean Blonien
Nirali Sheth
Roger Latterrll
Alvin Varkey
Moyo Bolaji
Elizabeth Samuel
Christen Bakke
Sibusiso Ngubeni
James Thannickal
Stan Fryczynski
Lida Thimothy
Inez Brown
Jenny John
Karen Deime
Vincent Mach
Monsey Alexander
Chad Pritchard
Louani Idar
Christian Wellmann
Tae Sun Choe
Richard Sunny
Jeffrey John
Jake Thompson
Nick T Seedorf
Ceena Johnson
Super Soup
Abey Mathew
Jacob Hampton
Jacqulyn Powell
Alberto Lopez
Darnell PHILLIPS
Grecia J Moran
Ron George
Stephen John
Shaun Ladhani
Christine Varghese
Michael Smith
Cumanda Angustia
Thomas Chacko
Jared Burris
Lauren De La Garza
Kathleen Discipulo
Ezequiel Cruz
Brittany McLean
Xavier Ifill
Ebin Thomas Sunny
Shardae Anthony
Adam Watson
Christine Bithorn
Julima Seymour
Noel Wilson
Jeena James
Betty Samkutty
Rachel S Mathew
Michael Abraham
Bryan Alvarado
Praveen Pachava
Nina Munetsi
Robin Thomas
Clara Adjani-Aldrin
Chris Thomson
Dorcas Okunola
Nicolas Alberty
Sriram Sundararajan
Daniel Cowan
Kimberly Christine
Lance C. Hamm
Reeba Thundil
Simmi Mani
Samuel Kurian
Phil Joseph
Bishop Herrington Jr.
Tobin JOSEPH
Jerald Thomas
Chris Elliott
Jonathan D Sellers
Jason Slabach
Jamal Avery
Dale Rajan
Simple Chacko
Marilyn Wong
Rachel Philips
Tevfik Ufuk Demirbaş
Christopher Wokocha
Mathew Ariyappallil
Blaine Foreman
Shawn Sabu
Randall Schroeder
David Amlalo
Qin Sun
Christopher Gwilliams
Cecil Sabu
Leslie Meyer
Karan Sheth
Elvin John
Robert Walujo
Naina K Dhaurali
Tiju Daniel
Rushabh Sheth
Sunil Abraham
Rex Thomas
Ansen Thomas
W Kim Colich
Joshua Johnson
Ac Ngai
Jorge Mendoza
James Choa
Patrice Rey
Joe Vallikalam
Raj Pradhan
Joebin Parapilly
Hua Wang
Hansa Miriam Titus
Sophia Abraham
Balavignesh Thirumalainambi
Sajan Simon
Nathan Hall
Shane Oommen
Tyson Huffman
Subin John
Alvin Thomas
Stephen Beaton
Benny Johnson
Phillip Galenkamp
Spencer M Davis
Ben Sam Varghese
Paul Drechsler
Alvin Mathew
Christopher Ninan
Sam Mammen
Daniel Mathan
Ajay C
Ruhan Philip
Toji Varghese
Kevin Cesar
Diana Jimenez
Jamal Jarrett
Parth Choksi
Ruth John
Kim White
Pradeep Puri
Sibi Thomas
Samuel George John
Philip Jeffry Abraham
Johnson Abraham
Jeffrey Mathew
Jessica Oglesby
Vidya Iyer
David ONWUKA
Raiza Samkutty
Alfani AK
Cherian Kurian
Joshua Thomas
Vernon SKINNER
John Kancherla
Maximillian Sanden
Connie Hastings
Latanja Chambers
Nathan Lackey
Darnell Bonds
Rajavardhan R Likky
Aditya Mathew
Mehdiraza Asaria
Yong Fu
Saj Varghese
Abin Abraham
Peter Mathews
Kevin V
Brian Maldonado
Arun Varghese
Ashley Mammen
Joel Matthews
Jensen Binoji
Sagi Abraham
Stephen Vinoba
Will Dou
Destin Attapallil
Prijo Thomas
Pierre Louis Bompard
Samuel Benjamin
James Poole
Vibhor Agrawal
Robert Kanimba
Danielle Alyse Miles
Ebenezer Joseph
Ryan Solomon
Teandra Storey
Ayomide Odubola
Boaz G Zacharia
Robert Fensterheim
Mikkel Bergmann
Garrett Shrader
Edgar Bonilla
Brad Trees
Sheena Samuel
Sonya Mathew
Bryson Bard
Shawn Chacko
Thomas John
Amanda Burgamy
Mercy Baker
Katherine Savarese
Jeff Lombardo
Leonard Chijioke Ezenwa
Shaina Thomas
Ian Rios Sialer
Matthew Zhao
Sarah Subramaniam
Hannah Jacob
Connor DiMestico
Robin Varghese
Adam Latip
Puspak Ranjan Agasti
Emmanuella Aninye
Howard Willard
Allen Thomas
Abraham Thomas
David Dawkins
Christina M. Myles
Amarpal Singh
Jeremy Ancheril
Alexis McDowell
Abel Abraham
Sharon Jacob
David Samkutty
Bincy Sam
Christopher Kurien
Sneha George
Bless Ann Varghese
Thompson Varghese
Rami Taha
Stacey Joseph
Willy Ekasalim
Blessy Philip
Clay Ogbuiyi
Natasha Jacob
Lauren Pennington
Jeff Mathew
Elizabeth Thomas
Belinda Santiago
Rachael Jennings
Jonathan Marrs
Reba Mathew
Nithen Kizhkkethara
Christina Bloodgood
Nasrin Afshar
Nicolli Santos
Christopher Thomson
Suzanne Adjani-Aldrin
Tyson Thomas
Felix John
Hargis Jerome Silvels
Seriba Diarra
Israel Carrion
Taslimm Quraishi
Yassar Arain
Stanley Sam
Maryanne Samuel
Ade Lawal
Brenly Mathews Babu
Christian Alberto Munguia
James Varghese
Allan Shibu
Alvin Andrews
Shane Thomas
Mathew Palakudiyil
Christy Benny
Preston Akwule
Kof Asante
Shaun Chacko
Joshua Thoyakulathu
Sharon George
Theresa Umoren
Daniel Chung
Hannah Mathew
Dominique James
Charlie Varughese
Arun George
Jerin Kallickal
Devin Joseph
Thomas Bolger Robinson
Nicolas Valdiviezo
Boulkoroum FARID
Alex Steeno
Aaron Philip
Stephanie Samuel
Janet Adelola
Joel Rosinbum
Olufunmi Ariyo
Scott Zuke
Rejo Thomas
Ryan Houberg
Brandon Huang
Emanuel Parra
ANSHU VAJPAYEE
Alistair Rob MacLachlan
Judy Emeodi
Ashley Joseph
Philip Oommen
Abraham Koshy
Thembile Mtwa
Michele Zilli
Issac Bullard
Wanda Susan Slagle
Ferrin Mitchell
Asha Negi
Eastian Shon
Fredy Varughese
Betty Arthungal
Brendon Ford
Patric Hoffmann
Bibin Daniel
Drake Shadwell
Michael Lugo
Alex Charlise
Ajay Jossi
Tony Koshy
Keturah Cox
Kristian Freed
Mathew David Rink
Febin Thomas
Dharamvir Sharma
Massimo Vitali
Jeena Zachariah
Cynthia Cox
Kevin Ramnaraine
Adeyemi Alabi
Pauline Munetsi
Henry M Martinez
John Nettles
Josue Flores
Garen McConnell
Karl Blomberg
Vincent Varghese
Simon Alexander
David Punnamannil
Ariel Santiago
Teena Chander
Kelechi Onyekanne
Kiki Yaw Sarpong
Calwin Mathew
Isaac Atkinson
Stanley Thomas
Shelley Luehring
Tylor Froese
Zach Pottanat
Michael S Fischer
Jeswin Chacko
Blesson Philip
Isabella Gipson
Jay McArdle

Michael Dawkins
Anthony Chastain
Alexander Abundis
Tyronda Simpson
Taeseon Yoon
Alex Pappy
Sharad Saxena
Ernesto Nieves
Jilu Panicker
Eva Maria Michelcic
Mark Wolfe
Jinu P Mathew
Keith Hahn
Ryan Crider
Jennifer Cho
Sarath Chandra Kumar...
Lela Elliott
Linda Cobarruvias
Nathaniel Ohemeng
Samuel George
George Wilken
Hannah Gwaltney
Ashwyn Sam
Jonathan Bailey
Viju George
Arthur Nerbas
Kenneth J Gibson
Rishi Singh
Annette Thomas
Shyam Kamisetty
Eno Oommen
Ashbel Benjamin
Joel Thomas
Bobby Mathews
Temitope AINA
Brandon Sitz
Ashley Thomas
Bryson Hall
Shane White
Justin George
Ashish And Sonia Mathew
Vlad Sandu
Anders Horndahl
Usha Ravi
pram c
Anusha Kilaru
Kieran Grimshaw
Shyam Kumar Gopal
Lerone Sims
Gabriel Cherian
Jason James
Jeanette Kernizan Adelson
Ian Bone
David Holloman
Brian Caplan
Jean Chunga
Vincent Hart
Julian Fiatoa
Jordan Paul
Ryan Gardner
John Cowan
Ryan Nash
Pradeep Singh
Eero Pikat
Cristian Nicolaescu
Ethan So
Tracee Robinson
Etinosa Agbonwaneten
Midhun Thomas
Charmaine Batayola
Marianida D Concepcion
Jacob Carter
Anil Kumar
Jobin Abraham
Andrew Lee Rutherford
Denise Neary
Christopher Guillou
Ezinwanne Akparu
David Segalla
Dapo Lediju
Bachubhai Patel
Scott Wilson
Shelly Segalla
Jan Denk
Sheena Manalel
Nicholas Fitzpatrick
Paul Rubillo
Ash D
Brian Lester
James Donohue
Jaimie Shores
Dan Braem
Marvin Rauch
Jacob Schomaker
Asad Ali
Anish Jhaveri

David Lopez
Paul Sameluk
Anoop Abraham MATHEW
Praveen Samala
Akil Pinnock
Lesley Rajan
Chris Bergin
Houston George
Jacob George Jr.
Willie Buggs
Christina Culbert
Walter Lewis
Jess Chonich
Yue Yue CAO
Joel Sajan
Adam Martin
Vikas Batra
Jason Langdon
Mayble Thomas
Ben Thomas
Eray Kahraman
Garrett Pena
Alissa Keysor
Ian Batayola
Daniel Mathew
Arun Abraham
Jessica Jenkins
Jennifer P
Jacoby Kingston
Lindsey E. Garner
Qiongqiong Chen
Beaulah Constantine
Maryann Thomas
Jemimah Shaji
Maryann Woods
Abin Mathew
Allen Luke
Creg Canalizo
Jonathan Abraham Mani
Josh Raju
Darshy MEHTA
Constance Washburn
Utsav Patel
Gloria George
Gerard A Desmarais
Sudhanshu Shekhar
J. P. Marie
Elizabeth S. Owens
Mark Lucanic
Evan Peet
John Kurian
Erica Burton
Cameron Lynde
Thomas Wilson
Atiya Chase
Michael Swift
Natasa Buntic
Lisa Cheney
Joshua Kurian
Ashutosh Goyal
Mike Goodman
Christopher Prellwitz
Jabari Hendricks
David Stephen Bateman
Praval Panwar
Danika Salmon
James Collins
Duane Soos
Folasade Olupitan
William Sasson
Brandon Zimmerman
Rogelio Giraldo
Vishal Arya
Emanuel Russom
Austin Parker
Michael Gazda
Cheryl Ririe
Oommen Chacko
Noel Thiesing
Susan Schlatholt
Alain Lile
Christopher Dean
Andrew Pitakos
Craig A Savery
Evrim Taskiran
Zara A Perumal
Casey Swearingen
Jack Route
Curt Garner
Javier Martinez
Kyle Kroeger
David Avasthi
Philip Elie
Michael Weimar
Hugh Brownlee
Rajesh Tibrewal

Nicholas Smith
Daniel Moroko
Amelia Quinn
Amrita John
Madhu Mohan Katikineni
Sunil M Thomas
Jiju Mathew
Jose Jaimez
Lesley John
Abhishek Rathi
Serghei Buciuscan
Odalys Santana
Jason Scott
Ashlin Mathews
Jeswin Varghese
Josemon Chemmachel
Von Marsh
Ronald Allen
Ronel Delva
Thisal Jayasuriya
Angelo Hilaire
Priscilla George
Joshua Moore
Yonna Heath
Arnol Rosales
Muneeb Arain
Jessica Pond
Oluwaseyi Okeowo
Steven West
Chris Noel
Eric J. Coll
Danny Varghese
Joel Charles Hammond
Enekhai Oshobugie HENRY
Sybi Mathew
Veronica Torres
Jobin Samuel
Joshua Menezes
Sargon Isaac
Scott Frazier
Zoltan Udvardi
Varadharajsah Gajapathy
Rishi Singh
Aaron Mitchell
Stanley Miller
Nibin Samuel Babu
Somini Mathew John
Stephanie Moore
Luca Ceolin
Dominic Rosato
Caroline Kidd
Harmonia Peet
John Nehme
Rachit Agwania
Allan Dsilva
Virgilio Yabut
Nicholas Airdo
Sheikh Sadiq
Joseph Solomon
Bekir Atahan
John Kobe
Nick Dwyer
Cindy Yang
Tulsi Patel
Evet Campbell
Dan Revel
Tina Tehoda
Mariya Pak
Padam L Dhaurali
Lance Johnson
Albertico Maduro
Stephen Giordano
Suresh Dande
Bankole Segun Dele
Melissa Chapman
Paolo Rodriguez
Qiana Coleman
Manouchehr...
Diane Daniels
Pratik V Bauva
Dawn Elford
Heejoon Um
Zaneta G
Anthony Scavone
Karthik Gopalakrishnan
Bryce H SMITH
Steven K Havens
James D DeShong
Glenn Brandon
Daniel Johnson
Jan Brusko
Chad Strauss
Kevin Yoder
Michael MCGINNIS
Yung Hsiang Shen
Jesse Popoff

Kurtis Meyer
Bijan J BORAH
Anna Oswald
Katharine C Blakeslee
Melody Hawkins-Coleman
Anshuman Rawat
Aamod Samuel
Andre Philogene
Michael Britton
Vimal Dolatrai DESAI
David Daly
Sthashah Barlatier
Trolette Doe-Williams
Bharathi Nanjappa
Neville HEMMINGS
Jerry James
Austin Weber
Aarian Parnia Aleahmad
Jose Cherian
Jerry Oommen
Stephen Willis
Tamika Moore
Michelle Nicolai
Adam Perry
Stanley Stalnaker
Shourav Zaman
Sherri Jefferson
Ryan Guedel
Debora Redigolo
Sam Kuriakose
Alex Kurian
Christopher Coleman
Eduardo Uribe
Feeby John
Ervin R Broxton Jr
Abin Babu
Shan Joshua
Marcus Lagerkvist
Joseph Ivankay
Tyler Kearns
Joel Varughese
Shiva Prasad Kolipak
Sherry Thomas
Dana C Zevecke
Steve Chu
Gabriel Arambula
Michael Johnson
Josimar Garcia
Shawn Benny
Emmett Gwaltney
Karen Snyder
Miguel Angel
Keilan Williams
Shavonia Lewis
James Gallagher
Dennis G Shin
Arun Ramachandran
Griffin Feller
Joseph Thottukadavil
Olubunmi Osanyinpeju
Loic Konan
Mohammad Obeidallah
Brian Murphy
Alexander Kurikeshu
Kilolo Stritzinger
Desirae Parette
Juan Velasquez
Sarvesh Sharma
Gyver Vick
Victor Nieto
Amit Poudel
Rod Hooker
David Mathew
Charles L Barthalow
Haitham Aldawas
Pedro Dupouy
Dinh Quang Le
Frank Wright
Farzana Kabir
Victor Daniel Muñoz
Riley Boeth
Lori Gi
Sean Koshy
Eu Tica Fields
Rakin HAQUE
Eduardo Mora
Joseph Park
Chang Lay Koh
Nilsa Luna
Marko Kudjerski
Cristian Jesus Gomez Castro
John Chen
Wilfred Tso
Ayman Anabtawi
David Chalmers
Ronald Holman

Jefferson Baker
David Oprondek
Dohyun Lee
Dominique Lavoie
Roshni Ravikumar
Vanessa Fry
Shabli Powell
K R
Joab Alexander
Chinsu Shajan
Alexandra Maund
Zakir Khimji
Joseph Daniel
Janet Kay Herring
Shan Kadalimattom
Leroy Simon
Adil Ansari
Lafras Behrens
Ranjeet Reddy Kotha
Dan Hatcher
David Cuevas
Matthew Varkey
James R. Winston
Jonathan Cox
Phebe Varughese
Ericka Battle
Isaar Sadr
Bryson Hearne
Jaime McDaniel
Pervez Khaled
Donald Salas
Jessica Menachery
Vijay Cherian
Faustina Iroha
Bharat Kumar Kondapalli
Jason Luke
Austin Gresmer
Adam Tabieros
Tuelo Baikgatlhi
Travis L. Naser
Dessy Ethakkan
Sijin Mathew
Joanna Michelle Mugisha
Justin Sam Abraham
Shanelle Woodard
Yolanda D Dixon
Jason John
Yogendre Kumar Patel
Tony Abraham
Reuben Thomas
Angela Tyer
Daniel Toleafoa
Justin Thomas
Paramanaden MOONESAWMY
Olumayowa Bello
Brent Beguin
Charles Caldwell
Seth Linkhart
Keithland Levy
Jitendra Chaudhari
Charlotte Avila
Matthew Scherer
Hai Hoang Van
Anil P Jacob
Jean-Paul Mugrditchian
Natraj Sarma
Nhi Hua
Michael Kunkel
Vin Sern Lim
Guoming XU
Chukwuoma Ngoka
Khalid Rasti
Md Shahadat Hossain
James Wilson
Jose Muniz
Lance Shaffer
Heldana Tewodros
Patricia Jiles
Megan Baghaturia
Eric Daniel Townsend
Douglas Scott
Sopheap Khith
Hudson Hong
Jorge Andrés Larracoechea
Paul Emmitt
John Renals
Marc Livernois
Kim Malone
Arindam Banerjee
Moumita Ghatak
M Freda
Winston Griffin
Mark Horvath
David Huang
Scott Bieda
Kirsten Popoff

Monsu Mathew
Matt McAllister
Jessica John
Reggie John
Ashvin Cherian
Gregg Snider
William Forsythe
Rejina A. John
Vince Lundgren
Chinwenwo Weli
Arteria Woods-Boles
Ashly Galindo
Fx Coffinieres
Eswaraiah Challa
Mohamed Jabbar
Jessica Simmons
Eddie Ackerman
Tony Joseph
Mitch Stromquist
James Brown
Matilda Dada
Tony Nguyen
Olamide Akinola
Robert Craddock
Kishore BATCHU
Stanley Samuel
Chris Alexander
Jack Hazley
Jencil Joseph
Ben Oomman
Anitha Benjamin
Jasmine Menachery
Sibil Thomas
Abe Mathews
Justine Panicker
Shawn Thomas
Benjamin John
Kedra Woodard
Toby Abraham
Joshua Chodniewicz
Kaiser De Kam
Alie Tawah
Ryan LANE
Deepak Kumar...
Nick M
Alonzo Mervebaby
Gillie Abdiraxman-Issa
Stephanie Nielsen
Chan Lengsavath
Olatomide K Owolabi
Brian Harris
Brooks Luckett
Christina Levy
Toni-Tiara Rapley
Benjamin Mikkelson
Kevin Welch
Equislaure Gabriel
Brad Hayden
Jahvon Exodus
Thomas Pozuc
Sina Younesi
Arione Williams
Chambria Dalhouse
Davd Bemoras
Manuel Zariquiey Rubio
Jeff Addison
Venkata Kakarla
Paul Patterson
Jason Ault
Sumanth Mattapalli
Angelo Romero
Benjamin Ziegner
Ravishankar Vittoba
Kameran Hildreth
Steve Mathew
Darlene DeMoss
Nathanael Tewodros
Jorge Arturo Sánchez Paredes
Christopher George
Brett Prince
Akanksha Agarwal
Lawrence Chong
Jeremy John
Greg Gonzales
Eric Mollison
T Scott Wolford
David Kranz
Rodney Wright
Mark Shah
David Louie
Jennifer Grek
Trang Ho
Siby Oommen
John Mead
Benjamin Arthungal
Sarita Avery

Massimo Mazziotti	Samuel Kim	Jonathan Elie	Stephen Hightower	Vishwanathan Ramamurthy	Aaron Hornyak
John C. Vande Gevel	Aaron N. Carmichael	Brandon Bieda	Dung Tran	Nathan Bieda	Tom Williams
Alexander W Staab	Jeffrey Bassett	Jeffrey S. Hamren	Chung En Huang	Romano Zampierollo	Timothy McCollough
Prashant Satoskar	Jonathan Young	Anita Mitchell	Youyou Lu	Tyler Tingstrom	Skyler Hester
Fidelis Doh	Kevin Matsuura	Khang Chau	Minh Cang	Jonas Hines	John Odulio
Chris Carter	Nicholas Kartos	Jon Billman	Alexander Koppisch	Christian Oevermann	Sebastian Tillmanns
Clayborn Taylor	Matteo Galimberti	Sunil Bhatia	Venus Coons	Charles E Kirkendall III	Jose A Gelpi
Rajesh Hazari	Kenedi Hall	Gary Gilbert	Michael Kawas	Ryuji Morishita	Phong Lam
Steve Smith	Raul Ochoa	Sonja Palmer	Brett Fox	Lai T. Nguyen	Alex Franco
Jesse Darron Smith	Pejman Eslami MOKRI	Khary Gray	Paulius Jurėnas	Paul Skillen	Joseph Bynum
Antonio Betancourt	Mohit Kumar	Hubbard Galbraith	Ram Prakash	Lamardo Davis	Jack Sullivan
Sherry Nicholas	Deepak Patil	Venkatesh Hiware	Arvin Shirinyans	Scott Holbrook	Ezekiel ASHAMU
James Noonan	Alexander Ho	Hans Ulrich Elsner	Alexandru Dobre	Richard Ho	Bettie F Stieglitz
Tami L Wolf	Steve Akins	Larry Lyday	Tammy Deardeuff	Joseph Cho	Amanda Molina
Eric Trejo	Ramesh Kumar	James Weber	Charles Robert McLellan	Luis Eduardo Perez	Sean Bolding
Jianmin Wang	Jeannette Paxia	Daniel Oh	Marlo Mosser	Caleb Janney	Isaac Lee
Darrell Fitzgerald	Ronn Mercado	Marc Russell	Aniya Rodriguez	Ayesha Hayat Khan	Hariprasad Kantubhukta
Krishna Yonzon Lama	Debra Kuo	Janyaporn Miller	Kailas Deshmukh	Jagruti Patel DDS	Theodore Woodstock
Daniel Ryan DAY	Mary Bui	Bret Plante	Jason Nagler	Mitchell Gosvener	Prabu Devanesan
Cory Waletzko	Lawrence Beavers	Javed Abulkalam	Charles Kelly Jr	Christopher Carr	Niranjan Kavitkar
Matthew Armistead	Michael A. Mohr	Suby Sadan	Anthony Ostrea	Srinivasan Gudapati	Tobin Jacob
Johnson Oluwatosin Oluwadele	Alexandra MacLean	Ryan Humphreys	Shalonda Green	Nick Fischer	Casey Fetzer
Timothy Monley	Justin Ramos	Cody Ramos	Melissa Boerst	Harinatha Raja	Karina Ciriaco
Humbert Macias	Shana Mammen	Drew Gregory	Maiyaki Umar	Jacqueline Bennett	Samuel Munoz
Robert Rosenbloom	Rosangela DiManto	Stephen B. Reid	Harvey Waletzko	Samson A. Henrilus	Muhammad Hafeez
Fanglin Huang	Donta Gans	Claudia B Schwartz	Dina Stillitano	Benjamin Peters	Denton Cassidy
Joshua Ryen	Joshlyn John	Nickaih Newell	Love Srivastava	Mark Shah	Ricardo Molina
Cody Breasseale	Jonas Klink	Thomas Gardner	Navjot Kaur	Mathew Koshy	Lillian McGeehon
Gregory Hilty	Amanda Lee	Felipe De Jesus Robles…	Joel Vega	Payam Pourjavad	Desiree Miller
Kiran Golukonda	Wayne Pitter	Clyde Cox	Brett Smith	Lorraine West	Daniel Riveramedina
Franklin E Njubigbo	Robert Becker	Shreekanth Kyatsandra	Yolanda Merriman	Randy Lo	Julian Grace
Grace Collier	John Oh	Michael Zachary Davis	Tamara Jordan	Oleksii Toporkov	Steve Kwak
Mitchel Noble	Jorge Emilio Robleto Ibarra	Adhitya Bhatia	Todd Morris	Mehdi Khan	Muyeedul Hoque
Daniel Orta	Majesty KIDD	Ivan Sakotic	Darin Brockman	John Deren Gibson	Rick Mouer
Thomas Schiltz	Brad Bauerkemper	Tim Carmon	Majesty M KIDD	Bryant Boon	John Bennett
Rodrigo Motta	Dan Yim	Bryton Kim	Dipendra Tiwari	Benson Samuel	Rushil Ramachandran
Priya Jacob	Amy Thompson	Jerry Davis	Bartley S Weddington	Jeanmarie Ramos	Lovely Shine
Stephy Thota	Aaron Chester Saari	James Zeisweiss	Jeffrey Allen Ceglarek	Loretha Pennix	Igor Yakubov
Rhizza Adams	Shaun Skubal	Nicholas Brown	Varughese Kurian	Myles Kidd	Brenda Osorio
Steve Willis	Charles Mokuolu	Danielle Illing	John Daniel	Michael Teske	Nakieia Watson
Albert Zhang	Frantz PetitFrere	Cheyanne Kinf	Chris Franklin	Thomas Martin	Gianfranco Giannella
Leonard Barber	Christian Wohlfeil	Murali K Bandaru	John Griffiths	Brian Cooke	Akash Jain
Prateek Amar	Paul Kuehne	James T Jewett II	Frank C Chan	George Galanis	Jason Spitz
Michael Yun	Johnny Pan	Himanshu Sharma	Andres Reyes Gebhart	Marc Saddik	Sam He
Rajesh Sansi	Juksel Gabriel	Jean Pierre Mobasser	Alan Regala	Ding Wooi Diong	Steven Browning
Kar Lun D. Ng	Martin Batek	Tim Amundson	Anthony Jackman	Scott Gilger	Sakthivell Vijayakumar
Arun K Subramanian	Cory Greak	Mark Divine	Graham Wilson	Basil Joseph	Shanmuga Ramadoss
Christopher Queitsch	Felix Faulhaber	Shaji Daniel	Mark Jessan Hutchison-Quillian	Allen Henry Balch	Mariska Mulder
Justin George	Charles Hardesty	Bryan Van Vranken	Prince Kumar	Roberto Torrent	Ramez Mourad
Burak Memis	Amy OBrien	Laura Garcia Aguirre	Jason Adamcik	Kirk Crenshaw	Eric Glidden
Anne Oshman	Francis Liu	David Lucas	Rob Koncius	Martin Nwosu	Anthony Runnels
Kim M Peterson	Sarah Zhou	Richard Koncius	Rajamani Ganesh	Michael Tobin	Alan Gardenhire
Jacob Simon	Sajan Johnson	Mohammed S ALSAHIL	John Hanger	Polly Hammond	John John
Phil Hung NGUYEN	Jay Woodstock	Zach Johnson	Cecil Mathew	Cyril Cheriyan	Anita Roxanne Benner
S. Matthews	Drew Spennato	King Tomlinson	Matt Cooper	Clifford Champion	Adnan Ahmad
Kristian Hernandez	Shannan Abraham	Aidan Wolf	Sugin Samuel	Dave Huang	Michael GilletteBerg
Aju Thomas	Yohannes Bulcho	Alen Zacharias	Mathew John	Anitha Durgam	Kenneth Johnson
Sia Small	Hillary Rebollar	Rex Zachariah	Arielle Corpening	Todd Lukens	Adam Barlow-Heal
Joshua Rogers	Ryan Spyker	Ajay Oomman	Bryce Portie	Taylor Andrews	Jason Kanjiravilyil
Danny Lee	M A	Tim Hopkins	Ben Cherian	Danny George	Michael George
Benjamin Ansell	Giacomo Marchese	Rijo Mathew	Luke Sturm	Jeff Young	Kymberly Richard
Austin Isburgh	Josh Sasfy	Andy Echols	Vincent Kanagaraj	Hubert Delany	Ronald SCHEELER
Anit Alexkutty	daisym ladika	Betsy Varghese	John Flinn	Sasha Pasic	Will Zager
Matthew Kamp	Matthew Morford	Amy Cheng	Aaron Marsh	James P Hidlay	Alan Lee
Khalid Mahmood	Chris Saldanha	Mark Mariampillai	Abbey Chacko	Yusuke Takagi	Stu Grubbs
Mike And Susan Roberts	Anestis Fachantidis	Sonia Geevarughese	Ravi Kumar Makam	Georgy VARGHESE	Rupal Shah
Bobby Sabas	Curtis Guest	Roxanne Foster	CL Flores	Jacob Thomas	Quinn Taplin
Justina Tomi	Stephen Abraham	Karen Stark	Daniel Wijaya	Yogesh Rao Kadiyala	Maurice Cheeks
Mark Smith	Global Media Group LLC	Larry Daniels	Joshua Dennis	Sushil Mammen	Sergei Heller
Melissa Heidrick	Zakiya Haji-Noor	Dana Dilks	Evelyn Castillo	Jenson Cherian	Kweku Hanson
Mary Caruthers	Ricky Souradeth	Jonathan Chennakattu	Finny Mathew	Joshua Koshy	Tim Nelson
Jesstin Abraham	Glc Markets	Tamara Navarrete	Rachel Hatch	Colin Haines	Antonio Del Pozo
John Snow	Gokul Nune	Magnus Kjær Jørgensen	Alexander Kirchgesner	Hareesha…	Nick Ross
Daniel Walter	Wilfred Ngonga	Reed Buck	Axel Walter	Aleksandrs Skurdjuks	Conner Crawford
Jivin Joseph	Mohinder M S	Tuna Yönden	Azeez Akinade	Allan Rose	John Hammond
Tony Varughese	Kevin B Hart	Nathan Zuber	Amber Preziosi	Inaki Lopez	Csaba Mészáros
Kevin Chessher	Aaron Podiyan	Richard Anderson	Kenny Zhou	Joel Varghese	Caitlin Woodward
Michael Sitarzewski	Genet Ketema Kebede	Usman Mahmood	Leo Perez	Nicola Lopes Da Cruz	Joshua Thomas
Noble Mathew	Christopher Adams	Susan Roberts	Michael Sandler	Malikah Waajid	Zack Whitman
Kendall Montgomery	Nicholas Bell	Brodie Kalamen	Jinger Lough	Brian Beamer	Neil Koshy
Marius Kubilius	Cory Turner	Rachel Sixtos	Benjamin Eapen	Hannah Debault	Kristofer W. Meyer
Sheena Kurian	Fred Barrolle	Kenny Klaus	Joel Jacob	Paska L Reed	Daniel DeCastro
Venkatesh Sandilya	Gabriel McQuinn	Jordan Truesdell	Goran Obradovic	Dyon Morgan	Tariq Bamadhaj
Princess Flores	Lince K Varughese	Lakshmi Cheedella	Joseph C. Oliver	Princess Verlyndia Sharnell…	Colton Sanford
Shakil Khan	Geogy Philip	Debbie Pryse	Arjun Kannan	Steve French	Jeff Shaddix
Michael Sanders	Colin Skaria	Phil Varghese	Ryan Thomas	Stephen Samuel	Rohit Kachroo
Thomas Robin Abraham	Jeffrey Morgan	Isaac Cudjoe	Marvel Philip	Miles McGriff	Stephen Battaglia
Milen Vachev	Bright Thomas	Stephanie Parker	Stanly Philipose	Robert McCleve	Chris Pugh
Matthew Rostermundt	Tatsuya Kaihara	Tim Partin	Hayden Greer	Jennifer N Whitlow	Karl Vance
Shawn Tolidano	Joel Jacob	Robin Stephen	Jason Cheru	Steven Bykowicz	Jim Rinier
Joan Taylor	Vicente Williams	Latifah Dortch	Ehab Rezk	A Cami	Joseph Daniels
Renato De Leon	Sandy Toth	Jonathan Vaught	Steve Sabol	Lonell Holliday	Brian Chapman
Donald P West	Greg Mitton	Sunil Kalia	Lane Hayden	Nicolas Perlick	Fahad ALARADAH
Jocelyn Zachariah	Parker Overturf	James Richters	Rakesh Sharma	Cody Crawford	Shariq Mirza
Dries Driessen	Benedicta Hanson	Mitchell Womack	Hector Bosa	Joji John	Juanetta Holt-Davenport

Biju Jacob
Christopher Crugher
Brett Nilsen
Bayo Ogundele
Jacek CUDO
Mary Gaines
Shuang Wu
Milton Santillanes
Marc Württemberger
Angela Chnapko
Katya Acuna
Brian Oneschak
Julie Smith
John F French Jr
Jeffrey McKay
Seth Cohn
Andrew Adegboyega Oshobu
Mayu Morita
Dionne Tennant
Melvin Harrison
Leon Rafael De La Fuente
Taylor Turnbull
Stephen Meyer
Antonio Gamboa
Patricia Adame
Maria Batista
Sean Lennon
Dennis Correa
Kristel Johnson
Pawel Sz
Tamara Dotson
Simpson Brown
Jonathan Hendrickson
Herval Freire
Neil Dinh
James Meyers
Esther Wong
Ben Langford
Jeremy Moloney
Glenda Flood
Taisha Dent
Christopher Hanson
Nisha Krishnaiah
Ryan Thomas
Joseph G. Denison
Shadonna Forgacs
Brandon T. Mascorro
Vladimir Coho
Tim Greaves
Corey Fladger
Daniel Vergara
Edward Kelly Medlock
Jose Higareda
Cynthia Richmond
Pete Gonzalez
Andres TOVAR
John Caldwell
Dawn Troupe
Ryan Olaguer
Eric Dwayne French
Robert Blair
Ana Alvarado
Bruce A Corlis
Todd Bierman
Michelle Nesmith
Debra Paschket
Balaji Chakravarthy
Josh Nielsen
Yuan Chang
Tulio Solorzano
Christopher Ranese
Seshadri Das
Edmund T. Mudge, IV
Charlene Knoetze
Marko Dimitrijevic
Mick Gole
Joseph Bocardo
William Lippmann
Raghav Kashi
Joe Connolly
Daniel Spencer
Jeneen Sweet
Laura Marie Symmes
Kay Ogi
James Phaneuf
Genesis Milam
Ron Painter
Patricia JILES
Jeff Zilch
Sean McCutcheon
Harish Kakkerla
Toshio Takeya
Stephen O
Aaron K
Householder Properties Trey...
Benjamin Garcia
John Oliver Lines Jr
Engjellushe Vide
Eugene Mc Elroy
Joel Cohen
Richard Armstrong
William Scott Ducar
Virang Doshi
Harrison Lane
Christopher Lawrence Vance
Anthony Olson
Kevin Luongo
Paul Lundgren
Milankumar Patel
Barthelemy Diouf
Stephen Davis
Roland Green
Doyle Scott
Cynthia A. Martin
Robert S Boudreau
Viswanatha Gopalasamudram
Michael J. Scales
Jonathan Lok
Patrick Kummer
Aaron Dobson
James Benson
Miguel Estrada
Jamie Martin
Kimberly Martin
Billy No
Peter Corrigan
Jimmy Black
Ankit Bhansali
Edward Weaver
Amey A Scannell
Mark Soltz
Gerald Pitts
Amani Latson
Bobby Silaphet
Matt Crager
Jim Aubrey Jones
Michael Harmon
Yacoub Al Qsous
Tracy Rookard
Simon Emsley
Glenn A Rossman
Parineeta Kuntamukkala
Stan Abraham
Katie Kobetsky
Tyler Locke
Reji Alex
Sina Nikayin
Andrew Stone
Prasanna Kumar Jayaraj
Marcell Benkes-Toth
Rajeev Ahuja
Cindee Robinson
Minh Truong
Raechelle Lord
Daniel Rojas
Lakshman Kumar Dontha
Brian Johnson
Clayton Dolan
Mary C. Barnett
Hollis M Fritts Jr
Jennifer Irvine
Taylor Bennett
William H Coram Jr
Terrence Browning
Andre Redding
Jitendra Pongurleakr
Gordon G. Ingram And Phyllis ...
Paer Adam Barkman
Julian Reyes
Adrian A Hughes
Islam Noaman
Michael Martin
Chiragkumar Patel
Robert F Bentley
Leonardo Prieto
Ruben Bastell
Dave Godde
Narayan Subramanian
Jackie Womack
Mark Everingham Jr
Raul Flores
Nanette Shraga
John Grund
Sylvia Mckewon
Milovan Kovacevic
Cody Collins
Rudolfo Munguia
Sahr Pimbi Sorie
Dariana Francois
Omokayode Thomas
Hannah Samuel
Jaye Moore
Joshua Perry
Joseph Wicks
Adan Farrah
Martin Peltz
Wilfred Cabahug
Jeswin Varughese
Garrett Chan
Kerry Adler
Nancy Smith
Robert J. Mosley
Lori Larson
Rohaj Puri
Clyde Tenn
Richard K Georges
Samuel Coomes
Gregory Mace
Shemicka Adams
Ramu Maragoni
Kirkland Kraines
Dan Schibel
Raul Denegri
Abraham Livchitz
Terry Simmons
Terrell Richards
Margaret Hermel
Andrew Anderson
Stuart Patton
Michael Inboden
George Gergely
Robert Jackson
Jay Pennock
Shailesh Vachhani
Garth Stein
Jordan Gray
Jenna Shapiro
Brandon Judy
Ryan PRESCOD
Dorian Nasby
Antonio Corona
Nathen Carslake
Jerry Aponte
Marius Bancila
Jose J Suarez Parra
Shelby Thuruthumalil
Randolph Peters
Jonathan Kohler
Bruce Zakee Rasheed
David Ramirez
Francis Aminkeng N Tatuh
Kevin Tsang
James Chan
Christian Heininger
Long TRAN
Aravind Babu KADIYALA
Vicki Stokes
Leigh Middleditch
Erick Jovan Garcia De La Rosa
Marybeth MURRAY
Simon Tan
Raghunath Gopalakrishnan
Blaer L Gonzales
Patrick Eddington
James Robinson
Peter Banos
Jeffrey E Simon
Michael Harkness
Martin Phillips
Kuber Singh
Landon Chorney
A J
Henry Okeke
Badrikumar Patel
Marc A Pierre Louis
Robert Shane Wilder
Rocco Giordano
Manjuka Soysa
Morris J. Walsh
Moses Baranello
Victor Rodriquez
Perry M Chappano
Richard Lemon
James Emerson
Todd R
John Scott
Jeffrey W Croomd
Kathleen Boehler
Hamid Rezaie
Edgar Torres
William George
Pejman Moradi
Adam Kelly
Juan Bautista Triulzi
Durga Ravindra

Thank You!

From the Immersed Team



Renji Bijoy

Founder & CEO/CTO

Georgia Tech AI Master's (#3 Computer Science gradschool in the US) in Machine Learning, 800/800 on Math SATs, Techstars portfolio founder (top 0.1%), lead software...



Romeo C.

Director of AI

4.0 GPA in Georgia Tech's AI Master's Program, Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise...



Joe B

VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR...



Josh K

Head of Content

10+ years experience in creating product & content strategy. Led the top performing product and UX teams at Synchrony...



Alberto J

SVP of Immersed Applications

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech...



Mitu K.

Head of QA

Unity-certified programmer with 5+ years of industry experience and software test engineering focus.



Ryan Y.

Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and...



Caleb T

Director of Operations

10 years of HR & building software engineering teams, most recently at Google, Indeed, and as a people...



Sarah B

Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic...



Kennedy K.

Technical Recruiter

MBA graduate with 5 years of project management and recruiting experience in business and technology-...



Tatsuya Y

Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest...



Scott S

PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at...

Chris H.

Chris H.

Director, Art Department

Holds a Masters of Fine Arts in Visual Development paired with 10+ years of engineering and game engineering experience.

Khalid

Khalid M.

Senior Unity Engineer

8+ years of Unity engineering experience in development of massive multiplayer online games, AdTech, and spatial...

Amin M.

Amin M.

Senior Unity Engineer

Holds a masters of science in artificial intelligence and has nearly ten years in software game development.

Aman

Aman O.

Senior Unity Engineer

Expert software engineer in Unity development. Most recently was a senior Unity metaverse developer for Tata...

Diego

Diego M.

Software Engineer

Software engineer with 15+ years of experience spanning across teams that focus on web, infrastructure, and API...

Jaye M.

Jaye M.

Senior Unity Engineer

Has served as Head of Development roles prior to joining Immersed where he now uses his expertise for front end...

And Others

And Others

Hardware Development Team

Details

The Board of Directors

Director	Occupation	Joined
Renji Bijoy	CEO @ Immersed Inc.	2017

Officers

Officer	Title	Joined
Renji Bijoy	CEO	2017

Voting Power

Holder	Securities Held	Voting Power
Renji Bijoy	4,000,000 Common Shares	28.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2017	$50,000		Section 4(a)(2)
06/2017	$20,000	Common Stock	Section 4(a)(2)
07/2017	$100,000		Section 4(a)(2)
11/2017	$340,000		Section 4(a)(2)
10/2018	$265,000		Section 4(a)(2)

04/2020	$55,356		Section 4(a)(2)
04/2020	$950,000		Section 4(a)(2)
05/2020	$50,000	Safe	Section 4(a)(2)
08/2020	$1,070,000		4(a)(6)
10/2020	$200,000		Section 4(a)(2)
03/2021	$653,516		506(c)
04/2021	$3,775,965		4(a)(6)
04/2021	$3,708,749		506(c)
05/2021	$99,997	Preferred Stock	Regulation D, Rule 506(c)
08/2023	$450,000		Section 4(a)(2)
09/2023	$2,999,917		4(a)(6)
03/2024	$270,000		Section 4(a)(2)
05/2024	$67,600		Section 4(a)(2)
07/2024	$1,000,000		Section 4(a)(2)
07/2024	$420,000		Section 4(a)(2)

Show More